Mail Stop 3561

August 28, 2009

Via U.S. Mail and Facsimile to
Mr. Paul Garcia
President
Anasazi Capital Corp.
18101 Von Karmen Avenue, Suite 330
Irvine, CA 92612

Dear Mr. Garcia:

Your most recent Form 10-KSB filed February 22, 2008, includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed June 10, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Paul Garcia
Anasazi Capital Corp.
August 28, 2009
Page 2

   Any amendment to Form 8-K should be filed within four business days of receipt
of this letter. Please advise us as to how you intend to address any re-audit requirements
no later than September 11, 2009. If you have any questions, please contact Brian
Bhandari, Accounting Branch Chief, at 202-551-3390.

            Sincerely,

            Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel and
            Health Care Services